March 27, 2023

Wealthcasa Capital GP, LLC 60 Marycroft Avenue, Unit 8 Vaughan, Ontario

L4L 5Y5

Re:	Regulation A Offering of limited partnership units (“Units”) of Wealthcasa Capital Fund, LP (“Wealthcasa”)

Dear Ladies and Gentlemen:

We are acting as special United States counsel to Wealthcasa Capital Fund, LP with respect to the preparation and filing of an offering statement on Form 1-A. The offering statement covers the contemplated sale of up to 15,000,000 Units of Wealthcasa.

In order to render this opinion, we have reviewed the following documents (the “Reviewed Documents”):

1.	Wealthcasa’s Certificate of Limited Partnership dated August 25, 2022 filed under the Delaware Revised Uniform Limited Partnership Act filed with the Delaware Secretary of State on August 25, 2022;

2.	the Certificate of Formation of Wealthcasa Capital GP, LLC the general partner of Wealthcasa filed with the Delaware Secretary of State on August 25, 2022;

3.	Wealthcasa’s Limited Partnership Agreement dated September 1, 2022;

4.	the offering statement on Form 1-A;

5.	the form of subscription agreement included in the offering statement on Form 1-A; and

6.	the consent of Wealthcasa Capital GP, LLC the General Partner of Wealthcasa dated March 10, 2023, relating to the filing and offering on the Form 1-A.

Except for our review of the Reviewed Documents, we have not undertaken any independent examination of any fact or contract, agreement or other instrument that may have been executed by or may be binding on the Wealthcasa, nor have we conducted any searches of public records other than as expressly set forth herein.

In such examination, we have assumed the genuineness of all signatures, the authenticity of all company records, documents, instruments and certificates submitted to us as originals and the conformity with the original company records, documents, instruments and certificates of all such records, documents, instruments and certificates submitted to me as copies. We have assumed that the Reviewed Documents were not executed or delivered under fraud, duress or mistake; provided, however, we are not aware of any

March 27, 2023

facts which would cause us to believe such assumption to be incorrect; and that any photostatic copies or facsimiles of organizational documents provided to us were properly and timely filed with the governing jurisdiction.

Based upon the foregoing, and subject to the qualifications and limitations below, we are of the opinion that the units being sold pursuant to the offering statement are duly authorized and will be, when issued in the manner and for the consideration described in the offering statement, legally and validly issued, fully paid and non-assessable.

We are opining herein as to the effect on the subject transactions only of the laws of the State of Delaware and we express no opinion with respect to the applicability thereto, or the effect thereon, of the laws of any other jurisdiction, including federal law.

No opinion is being rendered hereby with respect to the truth and accuracy, or completeness of the offering statement or any portion thereof.

We hereby consent to the use of this opinion as an exhibit to the offering statement.

Sincerely,

/s/ Nauth LPC

Nauth LPC

DDN